EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

August 28, 2023

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Eranga Dias, Esq.
Division of Corporation Finance
Office of Manufacturing

Re:	Coyuchi, Inc.
Offering Statement on Form 1-A POS, filed August 16, 2023 (No. 024-11888)

Ladies and Gentlemen:

On behalf of Coyuchi, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Offering Statement to 10:00 a.m., Eastern time, on Wednesday, August 30, 2023, or as soon as possible thereafter.

Please advise the undersigned of the qualification of the Offering Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Ms. Eileen Mockus

COYUCHI, INC.
1400 Tennessee Street, Unit 1
San Francisco, California 94107

August 28, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Eranga Dias, Esq.
Division of Corporation Finance
Office of Manufacturing

Re:	Coyuchi, Inc.
Offering Statement on Form 1-A POS, filed August 16, 2023 (No. 024-11888)

Ladies and Gentlemen:

Coyuchi, Inc. hereby requests that the qualification of the above-referenced Offering Statement be accelerated so that it will become effective at 10:00 a.m., Eastern time, on Wednesday, August 30, 2023, or as soon as possible thereafter.

Very truly yours,

COYUCHI, INC.

By:	/s/ Eileen Mockus
Eileen Mockus
Chief Executive Officer